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                                            Filed by Galileo International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed to be filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                    Subject Company: Galileo International, Inc.
                                                   Commission File No. 333-64738


THIS DOCUMENT IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND IS DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. CENDANT AND GALILEO HAVE FILED A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER TRANSACTION WITH THE SEC. INVESTORS ARE URGED TO READ THIS PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY GALILEO FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM GALILEO, 9700 WEST HIGGINS ROAD, SUITE 400, ROSEMONT, ILL, 60018, ATTENTION: INVESTOR RELATIONS, OR BY TELEPHONE AT (847) 518-4000.

GALILEO AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM GALILEO'S STOCKHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN GALILEO AND THIS TRANSACTION ARE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS DATED JULY 25, 2001 FILED BY CENDANT AND GALILEO WITH THE SEC.

                              GALILEO INTERNATIONAL
                           CONFERENCE CALL TRANSCRIPT
                                  JULY 24, 2001


Hello everyone and thank you for joining us today to review Galileo's second quarter earnings results. This quarter marks our 16th consecutive quarter of economic earnings per share growth, something that we are obviously very proud of. But before I turn the call over to Cheryl to review these results in more detail, I want to take a minute or two to give you an update on the progress of our pending acquisition by Cendant.

As you all know, on June 18th we announced that we signed a definitive agreement to be acquired by Cendant Corporation for stock and cash worth an estimated value of 33 dollars per share, or approximately 2.9 billion dollars. Since that announcement, we filed all of the required applications for U.S. and international regulatory approvals and have been notified by the U.S. Federal Trade Commission that early termination of the Hart-Scott-Rodino waiting period has been granted. In addition, our board of directors set August 30, 2001 as the date of our special meeting of stockholders to consider and vote on adoption of our Agreement and Plan of Merger. We are all very pleased with the

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speed at which we have received notification from the FTC and SEC, and are committed to completing this transaction as quickly as practicable for the benefits of our shareholders, customers and employees. As we move toward closing of the acquisition, we remain committed to delivering customer-focused solutions, growing our customer base and running our business profitably. We believe this transaction will enable us to create an even stronger partnership with our agency customers and suppliers, and build a stronger Internet presence.

And now I'll turn the call over to Cheryl to review our results. and return later if there are questions.

CHERYL BALLENGER: Thank you Jim, and hello to everyone joining us today. I'll begin by reviewing our second quarter results and will then comment on the financial outlook for the third quarter. Jim will then join me in answering your questions.

Before I continue, let me remind you that comments made during this call that are not strictly historical, which can be identified by the use of forward-looking terminology such as "continue," "expect," "goal," and "projection" are `forward-looking statements', which are subject to risks and uncertainties as outlined in our earnings release. It is possible that actual results might differ materially from the forward-looking statements we make today. These factors are described in further detail in the risk factors filed with our 2000 form 10-K filing with the SEC.

Now let's review our second quarter results. As many of you have seen in our release last night, Galileo International produced economic earnings of 70 million dollars, or 80 cents per diluted share, compared to economic earnings of 69 million dollars, or 76 cents per diluted share for the second quarter of 2000. Economic earnings per share grew 6 percent, due to increased revenues from both our electronic global distribution and our information and network services business segments, as well as prudent expense control.

Our economic earnings compare to reported earnings of 44 million dollars, or 50 cents per diluted share.

Operating income for the quarter was 90 million dollars, a decline of 4 percent over the same period in the prior year. Operating income was lower in the quarter largely due to increased investments to maintain and grow the business.

Now let me review these results in a little more detail, and I'll begin with revenue.

Total second quarter revenues were 448 million dollars, representing growth of 5 percent year-over-year. Our electronic global distribution services business, or EGDS, generated 425 million dollars, while our information and network services business contributed the remaining 23 million dollars.

Second quarter EGDS revenues grew 5 percent over the same period in the prior year. The increased revenue was driven mainly by our January 2001 price increase.

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Revenue from our information and network services business grew a strong 15 percent in the second quarter, to 23 million dollars. This strong growth in information and network services revenue was primarily due to higher revenue from hosting and development services provided to United Airlines and new revenue generated from Quantitude's outside customers.

Now let's review bookings for the quarter...


We experienced solid growth in many countries around the world, however, worldwide bookings declined 2.6 percent year-over-year to 88 million. The weakened U.S. economy and a sharp decline in business travel clearly impacted overall bookings in the quarter.

International bookings grew about 2 1/2 percent for the quarter, excluding the impact of the change in airline behavior that we've reported to you over the past three quarters. While this change in airline behavior has impacted the growth in international bookings, we addressed the revenue loss resulting from this change through our January price increase. Including the impact of this change in behavior, booking volumes outside the U.S. grew three-tenths of one percent in the second quarter.

We continue to benefit from our industry leadership in many high growth countries around the world as the weakened U.S. economy continues to affect travel demand. During the quarter, the Middle East, Africa, and Asia Pacific regions each posted strong results as did the United Kingdom.

In the U.S., booking volumes declined 7 percent in the quarter, primarily due to the impact of the weakened economy, as well as a shift in bookings to Internet travel sites where our presence is smaller. While the weakened U.S. economy impacted our second quarter bookings, we believe our results are beginning to reflect the success our sales force had in 2000, and we expect to benefit further from their success through the remainder of the year.

We continue to succeed in renewing business with existing customers. Our customer wins represent 98% of our U.S. segments up for renewal so far this year. And we've also made significant progress toward our 2001 customer conversion goal.

Our sales force continues to work aggressively toward improving our position in the U.S. We continue to invest wisely in ensuring that our technology maintains its industry leadership and that our products continue to meet the needs of our agency customers, and the needs of our travel suppliers. Our ability to deliver superior customer solutions and customer service has been, and will continue to be, a key to winning new business.

And now let's turn to a review of operating expenses...

Total operating expenses increased 8 percent in the second quarter to 357 million dollars.

The cost of operations grew 6 percent for the quarter, to 164 million dollars. The primary drivers of this growth were increased wages and benefits consistent with higher staffing


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levels in our technical operations and Quantitude; incremental operating expenses resulting from the April acquisition of Galileo Southern Cross, our distribution company in Australia and New Zealand; and higher depreciation expenses. Excluding the incremental operating expenses from the acquisition of Galileo Southern Cross, cost of operations would have grown only about 3 1/2 percent.

Our commissions, selling and administrative expenses increased 9 1/2 percent quarter-over-quarter. Higher subscriber incentive payments were incurred during the quarter to maintain and grow our subscriber base. Commission savings resulting from our acquisition of Galileo Southern Cross offset higher distributor commission payments resulting from higher revenues in markets managed by third-party distributors. Also contributing to the increase were incremental expenses related to our evaluation of strategic alternatives.

As you can tell from my comments, there were some cost components that shifted between cost of operations and commissions, selling and administrative expenses due to the acquisition of Galileo Southern Cross. When we acquire an NDC, we no longer pay commissions to the NDC, but instead incur their operating expenses, generally with little impact to our bottom line. This acquisition is consistent with our strategy of acquiring distributors in mature, highly automated markets where there is an opportunity to realize operational synergies and to further enhance customer service.

Our global travel distribution system remains highly efficient, with our operating margin a healthy 20 percent.

As you know, Galileo has made investments in technology and travel-related companies over the past couple of years. Our second quarter results include other non-operating expense of about 3 million dollars primarily related to a write-off of one of our technology investments. Overall, our investment portfolio has performed well, and this particular investment has brought strategic benefits to us through the use of its innovative technologies.

And now, a few comments on our balance sheet and cash flow.

Galileo continues to have a solid balance sheet and strong cash flow. Cash flow from operations was used primarily to make capital investments to grow the business, acquire Galileo Southern Cross, and to repurchase Galileo shares.

Our capital expenditures, including internally developed software, were 52 million dollars for the quarter. This capital investment was made primarily to enhance the technological platform of our computer systems, for subscriber equipment and for equipment related to the build-out of Quantitude's TCP/IP network. Our total depreciation and amortization expense was 62 million dollars for the second quarter, with amortization of intangible assets relating to mergers and acquisitions totaling 32 million dollars.

The acquisition of Galileo Southern Cross will add about 1.5 million of intangible asset amortization per quarter.

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We repurchased 471 thousand shares between April 1 and June 15, at which time we terminated our share repurchase program according to our agreement and plan of merger with Cendant. I should point out that we also suspended payment of our regular quarterly cash dividend according to the merger agreement.

And now I'd like to take a couple of minutes to update you on Quantitude's progress. Quantitude continued to make progress on its network build out during the second quarter, executing on its accelerated plan to complete its U.S. network by mid-year. Quantitude has also made progress on migrating Galileo's endpoints to its network backbone in the U.S.

Quantitude's sales pipeline remains solid, however, as we mentioned in our last earnings call, its sales cycle has been a bit longer than we initially anticipated. In addition, we have encountered some hesitancy from potential customers given the uncertainty surrounding the outcome of our strategic alternatives process and Cendant's commitment to this business going forward.

I would like to say once again though, that while the opportunity to leverage the network into a new, high-growth business is significant, one of the primary reasons to convert the network to a TCP/IP network was to save Galileo millions of dollars in expense. Both value propositions remain today and once the pending acquisition of Galileo by Cendant, is complete, Quantitude will begin to convert Cendant's network traffic to its network.

Now I'd like to take a few minutes to share with you our financial outlook for the third quarter...

We expect third quarter revenue growth to improve over the second quarter, putting it in the 6 to 8 percent range, with economic EPS growth in the low single digits. There is still considerable uncertainty surrounding the timing of an economic recovery in the U.S. and we anticipate the weakness will continue to affect travel demand in the third quarter, further impacting our bookings and revenue growth. We believe our broad global presence and customer wins will help offset the weakness in the U.S., however we remain cautious on our outlook. Also impacting our third quarter projections is lower than planned revenue from Quantitude's network services for the reasons I discussed earlier.

Our operating cash flow remains strong and our continued discipline over expenses has again enabled us to deliver economic earnings growth to our shareholders. As Jim mentioned in his opening remarks, we remain focused on expanding our customer base and are committed to growing our business profitably.

Thank you for your interest. And now Jim and I will be happy to take any of your questions.

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Leon Cooperman of Omega: Thank you and good morning. First let me just congratulate you. Giving the environment we are in, you are doing an excellent job in controlling your cost and producing your numbers. 2 questions. One regarding management transition, with Jim's decision to retire at the close of the merger, do you feel comfortable that your new merger party is taking the right steps with yourselves to put in place the management team to lead the company going forward? And second, you allude to working with Cendant regarding, you know, improving your internet presence. Is there anything specifically that you can discuss with us? Thank you.

Jim Barlett: Hi Lee, let me go to the second part, then I will come back to the first part. Obviously, I think one of the very exciting opportunities going forward is the creation...as I think Cendant has been relatively public about of their travel portal. I think that the marrying up of the technology trip.com along with the marketing power, the brand power and content power of Cendant, along with many of our other vendors, will allow us not only to expand it through our, if you will, brick and mortar travel agency community, which will be very excited and interested in it, with new types of content, things, I think, that have probably have never really been offered on a global basis on the internet, in the form of time share and other products and services that Cendant can bring to the party. So I am especially excited about the boost and the help that marriage is going to cause on the internet. I think that is going to cause tremendous growth for the Cendant/Galileo organization, and I think we will be a major force on the internet going forward. So I am very pleased and excited about that. To the first part of your question, obviously I think the people of Cendant are very good at running large companies, and I think that they have a very, very strong management team, people with a lot of experience. So does Galileo. I don't think, at this point and time, I am not aware of any particular, you know, management decisions that have been made. But, I think if you look at the combined strengths of the management groups, the shareholders should be very, very pleased. I think that's nothing more than a talent add, if you will, across the board, and a much stronger team. So I am very optomistic and excited about what these teams are going to do together.

Leon Cooperman: Good luck and thanks for the job you have done for the shareholders.

Michael Millman of Solomon Smith Barney: Thank you. You mentioned that you've increased your investments to maintain and grow the business, and you also have had some write-offs. Could you talk a little bit about, particularly what those investments are and where you think they are going to lead and maybe talk a little bit about whether you're accelerating some of these investments in light of the pending merger.

Cheryl Ballenger: Sure. First of all, to answer the last part of your question. No, we are really not accelerating any of these investments in light of the pending merger. The types of investments we're talking about aren't necessarily investments in outside companies, but are investments in people. I think, as I talked about, we increased our technology and headcount in Quantitude to help facilitate the accelerated build out of Quantitude's network. Financial incentives or assistance to travel agencies, we consider an investment in the business, and it's a means of, one of the ways we use to win new business and capital as well. So we've made some capital investments,(cough) excuse me, particularly in doing a large technology upgrade in our data center the end of last year

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and early this year. So those are the sorts of investments that we put forward to maintain and grow the business.

Michael Millman:  Thank you.

David Togat of Morgan Stanley. Thanks - two questions. First Jim, if you could perhaps talk a bit more about the international business, you talked previously about this change in airline behavior overseas. Is this, in your view, a one-time change or is this something that will impact the business going forward? And second, if I could just get your view on Orbitz. Thanks.

Jim Barlett:  Yes David, hi, how are you doing?

David Togut:  Good - how are you?

Jim Barlett: Very good - good to hear your voice. I think, the first thing on it's a one timer from our point of view in a sense that it will trail down. Essentially, if you all remember, sometimes I think we assume everybody knows everything that we told you a quarter ago and a year ago. But as you might remember that was a change in behavior on the waitlists, which is a totally different way of handling the waitlists in the international market than it is in the United States. We still do the work, so what we try to do is normalize it by explaining that that still is a booking, however, because of the way we changed our pricing model Jan. 1 we no longer can, under the rules that I guess we and Sabre and everybody put together a few years ago on how you count booking segments, we just can't necessarily count them. So we normalize it by adding that back and we call it the HX factor, and I think it's probably going to go away here in another quarter or so from an annualized comparison point of view. Second question was, what was the name of that company?

David Togut:  It began with an "O" I believe.

Jim Barlett: Oh it's an "O" Oh OK. Orbitz I think is going to be a very interesting component of the thing going forward. Certainly, I guess to be very straight forward about it, I think I'm probably either fortunately or unfortunately the only person I know of to run a company that's owned by multiple airlines and so I think Mr. Katz is a good choice, and was a good person, came out of the CRS industry, was in the airline business was a marketer, and I think he'll recruit and do a good job going forward I think he has the right background for it. It is however quite difficult, as some of you know, to get the ability to move with the kind of speed you need when you are operating in an environment, very straightforwardly, where you have over 20 competitors who own you. Having experienced that, however, it was a very positive experience, but it was somewhat grueling to get if you remember 11 of ours to agree to things was a little difficult. But I think it will be a force, I think there is plenty of room out there for everybody to play. I do believe that having control over, and I think this is why the Cendent move is a brilliant one, having control over a global distribution system of the order of the magnitude of a CRS, and then augmenting it with content and if you will, a whole new fresh look to what can be sold on the internet, particularly given some of their fascinating brands that they offer, I'm not talking about particularly hotel, I'm talking about the fact that they have the ability to bring to the internet, I think the next level if you will of product and services

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on a global basis. So if you marry together that kind of a relationship I mean it's really kind of the power base the CRSs had when they were initially owned by completely by the airlines. So I think Orbitz will be a player, but I don't think it's any kind of slam dunk, and to be perfectly blunt about it, I'll be on the sidelines cheering Cendent on.

David Togut:  Great.  Thanks alot, Jim.

Jennifer King of Merrill Lynch: The incentive payments seem to be accelerating again, and I was wondering if you could give me any commentary on that. And also, if you have any impression of what Cendent plans to do in that area, you know back off, or further accelerate it or just sort of leave as is?

Cheryl Ballenger: Hi, Jennifer. Couple things. First of all incentive payments are not accelerating, in fact, the rate of growth has declined a bit since the second quarter of last year, so the rate of growth is down slightly. As far as Cendent's plans we don't really have a feel yet, Cendent has some great ideas and some great products that they can hopefully help travel agents become more competitive and sort of diversify in the types of products they sell, but don't know yet specifically what their plans are regarding financial incentives and how else they'll take a look at financial incentives.

Jennifer King:  OK great thanks.

Jim Barlett: Just an add on which I think is kind of fascinating the model that I used in my mind when I looked at the relationship going forward with Cendent is, having spent many years in the banking business in large banks and just imagine the ability to have, you know, 43,000 distribution points in 107 countries and a system that operates in 2 seconds response time very very reliably on top of that then to add a TCPIP network on a global basis which allows internet access globally, and then maybe even the most exciting is to bring a whole new set of brands and products and services on top of that, have the base travel distribution model but then be able to enhance it and if you will, move to the next level, I think is really going be maybe the most exciting thing done in this industry in many, many years.

Joan Park of Dale Analytics: Thanks you. I had a question on the progress of the acquisition by Cendent in terms of the foreign regulatory approvals that are needed for the deal. What is the timing on the Canadian, the Australian and the South African regulatory approvals and also the timing on the closing of the deal?

Cheryl Ballenger: Hi, thanks for the question. As far as the countries that you mentioned I don't have that specifically in front of me it is in the S-4 that we filed. I think there is an estimated time frame. All of the countries you mentioned in fact all the countries I think there were six areas where we needed regulatory approval, all have been filed and of course we've received US approval and the remainder the time frame should be within the, before the shareholder meeting on August 30. Now, you know, the regulatory, the EU for instance or Canada or somebody could decide to take a second look which might delay their review beyond August 30 but at this point all the initial waiting period expirations would be prior to the shareholder meeting. Our shareholder meeting is actually scheduled for August 30, and shareholders of record as of yesterday, in fact, July 23 are entitled to vote shares at the meeting on August 30.

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Joan Park:  OK thank you.

Cheryl Ballenger:  You're welcome.

Amanda Tupper of JP Morgan: Hi, good morning! I just have a question on the Quantitude network that you're building out and you had alluded to the fact that your sales to outside users are, you know, perhaps going to change after the acquisition of Cendent and that Cendent is going to be using the network. Do you have a sense of the estimated total capacity utilization ,in other words, are you building enough so that they'll be still access after Cendent moves into Quantitude as well as your expected usage or do you think it'll be pretty much fully used?

Jim Barlett: Let me answer that, being an old Telco guy. Just as you're probably aware we're building not only a TCPIP, but we're also building what's known as a VPN. Essentially a VPN in an internet mode so what you're really putting in is an ATM Backbone. With around 10,000 switching points around the world being 300 largest cities in the world, all the continents, 107 countries. So this is not, Quantitude is not a bandwidth play in the sense that we believe bandwidth is a commodity. We believe that service is the play. So that the capacity build out is, first can be extremely economically because essentially what you can do is put in place the amount of capacity that you need for the current time but at the same time have the ability to add band width, because of the fact that his is set up with so many, if you will, major switching operations and Cisco routers around the world. So the initial build out was is currently obviously planned with the Galileo system plus the current signed up customers and then certainly a amount of what we call overflow protection so that we don't run into any kind of operating problems. But growing it out for additional customers in the form of obviously Cendent as internal customer to Quantitude and then to build it out for customers like, for example, we're building out on a worldwide basis for Rosenbluth International one of the largest international travel agencies, Kelly Services on a worldwide basis to their over 1,000 outlets. So it's an ability to set if you will to dial and dial it up as you need it so it should be no issue at all going forward depending on how Cendent would like to deal with it.

Amanda Tupper: OK but it sounds, thank you and that's helpful. I just want to confirm it sounds like you're going to have to build a little bit of extra bandwidth then to accommodate all of Cendent's needs.

Jim Barlett: Yes we don't I think on current Cendent volume, taking a look at that kind of traffic I wouldn't anticipate any additional assets required to be deployed to handle it. I think what you have to start out just very quickly, and I don't want to bore everybody on the phone ,but I'd be happy to talk this through with you later. But very simply, if you're building a network to handle 100 billion transactions on a worldwide basis annually you have to start out by assuming that is an incredibly huge bandwidth play. Then if you add on top of that, if you will, the Cendent transaction play, incrementally the network should not have much, if you will, feel for that additional volume. Plus it has also been sized obviously, the most cost efficient way, quickly. In other words, you can buy bandwidth in much, much larger capacity once you get to a certain point. You have

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to realize this is literally almost a certified telephone carrier on a global basis. So, I don't anticipate, unless Cheryl has seen anything new, I don't anticipate any current needs to deploy more assets to solve the current amount of customers including Cendent.

Cheryl Ballenger: And just to clarify, Amanda, the equipment that we buy typically for the Quantitude network is the hubbing equipment and the routers. We actually lease bandwidth, I think that what Jim is saying is we would look at potentially a few more hubs but we would essentially just lease incremental bandwidth from the carriers as needed in the various countries where Cendent traffic resides.

Amanda Tupper: OK great I was just trying to get at the capital expense and the overall expense that might be incremental. Thank you very much.

Cheryl Ballenger:  Sure.

Caroline Yellie of Goldman Sachs: This is Caroline for Greg Gould. Our question also had to do with the incentive payments and what you might be seeing happening in the soft declining travel market.

Cheryl Ballenger: Well since incentive payments are a variable expense, first of all, as volumes are down, obviously incentives are down as well because, in many cases, it's a per booking incentive that's paid out so this quarter while the bookings were down in the US, incentive payments were down as well. Now the growth in incentive payments is more along the lines of the actual price per incentive or the price we pay the travel agent. And with the soft economy, I'm not sure we're seeing really a lot more demand from travel agents, saying, we need a lot more incentives because our booking are down. So it's really a variable expense and it has gone down and it's sort of a function of the competitiveness in the industry, I think, more than the softening of the economy.

Caroline Yellie:  OK thank you.

Jim Barlett: Well thank you very much everyone and thanks for a lot of interesting questions. And you know going forward its going to be, I hope you all follow very, very closely the Cendent organization, and watch for some, what I would consider global plays that are going to be quite exciting. So, going forward it's going to be a lot of fun. Our people are excited about it, our customers, we've gone literally talked to customers worldwide and they seem very pleased going forward so, from our point of view, its all systems go and I think its going to be a lot of fun for a lot of people. Thanks for your interest and call in its good to hear a lot of old friends voices and we'll talk to you soon. Thank you. Bye now.